SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NETGAIN DEVELOPMENT, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   154708 101
                                 --------------
                                 (CUSIP Number)

                                NOVEMBER 15, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
|X| Rule 13d-1(c)
[ ] Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 154708 101

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Theodore Fessas
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
            Greece
----------------------------- --------- ----------------------------------------
                                 5      SOLE VOTING POWER
                                        383,333
         NUMBER OF            --------- ----------------------------------------
           SHARES                6      SHARED VOTING POWER
        BENEFICIALLY                    1,333,333
          OWNED BY            --------- ----------------------------------------
            EACH                 7      SOLE DISPOSITIVE POWER
         REPORTING                      383,333
           PERSON             --------- ----------------------------------------
           WITH:                 8      SHARED DISPOSITIVE POWER
                                        1,333,333
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,716,666(1)
----------- --------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            10.1%(2)
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13G
------------------
    (1) Includes 1,333,333 shares of Common Stock owned collectively by Com Quest S.A., Ergodata S.A. and Unifon S.A., of which companies the Reporting Person is either a director, executive officer and/or principal shareholder.

    (2) Calculated on the basis of 17,020,998 shares of Common Stock outstanding on November 18, 1999.

                                Page 2 of 5 Pages

ITEM 1(a).        NAME OF ISSUER:

                  NetGain Development, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  152 West 57th Street, 40th Floor
                  New York, New York 10019

ITEM 2(a).        NAME OF PERSON FILING:

                  Theodore Fessas

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  25 Pantou Street
                  17671 Kallithea
                  Athens, Greece

ITEM 2(c).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  Greece

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.0001 par value per share

ITEM 2(e).        CUSIP NUMBER:

                  154708 101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

                               Page 3 of 5 Pages

ITEM 4.           OWNERSHIP:

         Theodore Fessas

         (a)      Amount Beneficially Owned: 1,716,666(1) SHARES.

         (b)      Percent of Class:    10.1%(2)

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct to vote          383,333
                                                                         -------
                  (ii)  Shared power to vote or to direct the vote     1,333,333
                                                                       ---------
                  (iii) Sole power to dispose or to direct the
                        disposition of                                   383,333
                                                                         -------
                  (iv)  Shared power to dispose or to direct
                        disposition of                                 1,333,333
                                                                       ---------
ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

------------------
    (1) Includes 1,333,333 shares of Common Stock owned collectively by Com Quest S.A., Ergodata S.A. and Unifon S.A., of which companies the Reporting Person is either a director, executive officer and/or principal shareholder.

    (2) Calculated on the basis of 17,020,998 shares of Common Stock outstanding on November 18, 1999.

                                Page 4 of 5 Pages

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10(a). THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B):

                  Not applicable.

ITEM 10(b). THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO SS.240.13D-1(C):

                  By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1999.                       /S/ THEODORE FESSAS
                                                 -------------------------------
                                                 Theodore Fessas

                                Page 5 of 5 Pages